EXHIBIT 99.1

FreeSeas Announces Receipt of NASDAQ Non-Compliance Letters

ATHENS, Greece, June 26, 2012 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today that the Company received letters dated June 21, 2012 and June 25, 2012 from The Nasdaq Stock Market stating that for the previous 30 consecutive business days, the bid price of the Company's common stock closed below the minimum $1.00 per share and the market value of the Company's publicly held common stock ("MVPHS") was below the minimum of $5,000,000. These are both requirements for continued listing on the Nasdaq Global Market pursuant to Nasdaq Marketplace Rules 5450(a)(1) (the "Minimum Bid Price Rule") and 5450(b)(1) (the "MVPHS Rule"), respectively. The Nasdaq letters have no immediate effect on the listing of the Company's common stock.

The Company has been provided a grace period of 180 calendar days to regain compliance by maintaining a closing bid price of at least $1.00 per share (December 18, 2012) and a closing MVPHS of $5,000,000 or more for a minimum of ten consecutive business days (December 24, 2012). If at any time before those dates, the bid price of the Company's common stock closes at $1.00 per share or more and the Company's MVPHS closes at $5,000,000 or more for a minimum of ten consecutive business days, Nasdaq will notify the Company that it has achieved compliance with the Minimum Bid Price Rule and the MVPHS Rule.

FreeSeas intends to evaluate available options to resolve the deficiencies and regain compliance with the Minimum Bid Price Rule and the MVPHS Rule.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Global Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects,'' "intends,'' "plans,'' "believes,'' "anticipates,'' "hopes,'' "estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT: At the Company
         FreeSeas Inc.
         Alexandros Mylonas, Chief Financial Officer
         011-30-210-45-28-770
         Fax: 011-30-210-429-10-10
         info@freeseas.gr
         www.freeseas.gr

         Investor Relations
         The Equity Group
         Adam Prior, Vice President
         212-836-9606
         aprior@equityny.com
         www.theequitygroup.com
         Terry Downs, Account Executive
         212-836-9615
         tdowns@equityny.com